UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

WMIH Corp.

(Exact name of registrant as specified in its charter)

Delaware	91-1653725
(State of incorporation or organization)	(IRS Employer Identification No.)

800 Fifth Avenue, Suite 4100

Seattle, WA 98104

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.00001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates:                              (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of Registrant’s Securities to be Registered.

The shares of common stock, $0.00001 par value per share (the “Common Stock”), of WMIH Corp., a Delaware corporation (the “Company,” the “Registrant,” “we,” “us,” or “our”), were previously registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to a Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2012 (SEC File No. 000-25188). In connection with listing of the Company’s Common Stock, which is currently quoted on the OTC Markets OTCQB electronic quotation system under the symbol “WMIH,” on The NASDAQ Stock Market LLC, shares of the Common Stock are hereby being registered pursuant to Section 12(b) of the Exchange Act.

The following description is a summary of the material terms of our amended and restated certificate of incorporation (the “Certificate of Incorporation”), our amended and restated bylaws (“Bylaws”) and applicable provisions of law. Reference is made to the more detailed provisions of, and such descriptions are qualified in their entirety by reference to, our Certificate of Incorporation and Bylaws, which were filed as Exhibits 3.1 and 3.2, respectively, on a Form 8-K with the SEC on May 13, 2015 and are incorporated by reference herein. You should read our Certificate of Incorporation and Bylaws for the provisions that are important to you.

Common Stock

Our authorized capital stock consists of 3,500,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.00001 per share. As of August 1, 2015, there were 206,168,035 shares of Common Stock outstanding and 1,600,000 shares of preferred stock outstanding.

Each share of Common Stock is entitled to one vote on all matters properly presented at a meeting of shareholders. Except as otherwise provided by law, the holders of Common Stock vote as one class. Except as otherwise required by law, holders of shares of Common Stock will not be entitled to vote on certain amendments to the Certificate of Incorporation that amend, modify or alter the terms of certain series of preferred stock, if the series excludes the right to vote on such amendments. Holders of Common Stock may not cumulate their votes in the election of directors, and are entitled to share equally in the Common Stock dividends that may be declared by our board of directors (the “Board of Directors”), but only subject to the rights of the holders of preferred stock. Holders of our Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and Series B Convertible Preferred Stock (the “Series B Preferred Stock”) are entitled to vote together with holders of the Common Stock on an as converted basis and also have certain special voting rights on matters related to the preferred shares.

The number of directors that shall constitute the entire Board of Directors shall not be more than eleven (11), and the Board of Directors currently consists of nine (9) directors. KKR Fund Holdings L.P. (“KKR Fund”) has the right to appoint two of our directors pursuant to the Investor Rights Agreement, dated as of January 30, 2014, between the Company and KKR Fund.

Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of Common Stock share ratably in the assets remaining after payments to creditors and provision for the preference of our preferred stock. Shares of preferred stock are entitled to their liquidation preference upon such a liquidation.

There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

The affirmative vote of the holders of at least eighty percent (80%) of the voting power of the issued and outstanding shares of Common Stock and the issued and outstanding shares of preferred stock, if any, entitled to vote generally with the Common Stock on all matters on which the holders of Common Stock are entitled to vote, voting together as a class, is required to adopt any provision inconsistent with, or to amend or repeal any provision of, Articles X (Liability of Directors; Indemnification), XI (Amendment) or XII (Business Opportunities) of the Certificate of Incorporation.

Article VIII of the Certificate of Incorporation provides that, without the approval of our Board of Directors, (i) no person (or group of persons treated as a single entity under Treasury Regulation Section 1.382-3) will be permitted to acquire, whether directly or indirectly, and whether in one transaction or a series of related transactions, any of our stock or any other instrument treated as stock for purposes of Section 382, to the extent that after giving effect to such purported acquisition (a) the purported acquirer or any other person by reason of the purported acquirer’s acquisition would become a Substantial Holder (as defined below), or (b) the percentage stock ownership of a person that, prior to giving effect to the purported acquisition, is already a Substantial Holder would be increased; and (ii) no Substantial Holder may dispose, directly or indirectly, of any class of our stock or any other instrument treated as stock for purposes of Section 382. A “Substantial Holder” is a person that owns (as determined for purposes of Section 382) at least 4.75 percent of the total value of our stock, including any instrument treated as stock for purposes of Section 382.

The Series A Preferred Stock has rights substantially similar to those associated with the Common Stock, with the exception of a liquidation preference, conversion rights and customary anti-dilution protections. The Series A Preferred Stock has a liquidation preference equal to the greater of (i) $10.00 per 1 million shares of Series A Preferred Stock plus declared but unpaid dividends on any such shares and (ii) the amount that the holder of the Series A Preferred Stock would be entitled to if such holder participated with the holders of shares of Common Stock then outstanding, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to a liquidation, in the distribution of all our remaining assets and funds available for distribution to our shareholders. The Series A Preferred Stock is convertible into 10.065629 shares of Common Stock per share of Series A Preferred Stock either at the option of the holder or automatically upon transfer by KKR Fund to a non-affiliated party. Further, KKR Fund, as the holder of the Series A Preferred Stock, has received other rights pursuant to the Investor Rights Agreement as described under the heading “Investor Rights Agreement” in the Company’s Current Report on Form 8-K dated January 30, 2014, which is incorporated by reference herein.

The Series B Preferred Stock has regular and participating dividends, a liquidation preference, voting rights, mandatory conversion rights, repurchase and redemption provisions and customary anti-dilution protections. Holders of Series B Preferred Stock are entitled to receive cumulative regular dividends at an annual rate of 3.00% per share of the liquidation preference of $1,000 per share of Series B Preferred Stock, payable in cash. The Series B Preferred Stock has a liquidation preference equal to $1,000 in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, plus an amount equal to any accrued and unpaid dividends, whether or not declared, on such shares to, but not including, the date fixed for liquidation, dissolution or winding up. The Series B Preferred Stock is mandatorily convertible, upon the closing of certain acquisitions, into a number of shares of the Common Stock equal to the $1,000 liquidation preference amount divided by a conversion price equal to (subject to customary anti-dilution adjustments) the lesser of (1) $2.25 per share; and (2) the arithmetic average of daily volume weighted average prices of the Common Stock during the 20 trading day period ending on the trading day immediately preceding the public announcement by the Company that it has entered into a definitive agreement for such acquisition, subject to a floor of $1.75 per share of the Common Stock. Unless the Series B Preferred Stock has been previously repurchased at the option of the holder or mandatorily converted, the Company will redeem all outstanding shares of Series B Preferred Stock, if any, on the third anniversary of January 5, 2015, at a price equal to $1,000 per share of Series B Preferred Stock, plus accrued and unpaid dividends, if any, whether or not declared. Upon a change of control, each holder of Series B Preferred Stock has the right, at such holder’s option, to require the Company to repurchase such holder’s outstanding Series B Preferred Stock, at a price equal to equal $1,750 per share of Series B Preferred Stock, plus accrued and unpaid dividends, if any, whether or not declared. The Series B Preferred Stock have no preemptive or preferential right to purchase or subscribe to the Company’s stock, obligations, warrants or other securities of any class.

Item 2.	Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC, and the securities being registered on this form are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 23, 2015

WMIH Corp.
(Registrant)

By:	/s/ Charles Edward Smith
Name:	Charles Edward Smith
Title:	Executive Vice President